Mobilepro Corp.
6701 Democracy Blvd., Suite 202
Bethesda, MD 20817

March 18, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re: Mobilepro Corp. Comment Letter dated March 5, 2009
       Form 10-K for the fiscal year ended March 31, 2008
       Filed June 27, 2008
       Form 10Q for the quarter ended September 30, 2008
       Filed November 14, 2008
       File No. 0-51010

Dear Mr. Spirgel:

We have received your Comment Letter dated March 5, 2009. The Company plans to review the Comment Letter in detail and research the applicable accounting literature, including your references to SFAS nos. 144 and 142 set forth therein. We also plan to consult with our outside accountants regarding our response.  As a result, the Company plans to file its response to the Comment Letter with the Commission by April 3, 2009.

Please let us know if you have any further questions. If you wish to speak to me you can reach me at 216-986-2745.

Sincerely,

Donald Paliwoda
Chief Accounting Officer